Exhibit 99.1

Itaú Unibanco Holding S.A.

CNPJ 60.872.504/0001-23	Publicly Listed Company	NIRE 35300010230

ANNOUNCEMENT TO THE MARKET

Itaú Unibanco Holding S.A. (“Company”) clarifies to its shareholders and the marketplace in general that it has been holding conversations with Citibank Group with respect to the purchase of Citibank Group’s retail operations in Brazil.

The Company emphasizes that, at the present moment, there is no transaction or purchase agreement executed with Citibank Group, and further clarifies that the Company will promptly communicate the consummation of any negotiation, pursuant to the terms of Company’s Disclosure Policy and the Instruction #358 of the Brazilian Securities Exchange Commission (CVM)

São Paulo, September 21, 2016.

MARCELO KOPEL Investor Relations Officer